Submission of Matters to a Vote of Shareholders

The Joint Annual Meeting of Shareholders of the First Trust/Four Corners Senior Floating Rate Income Fund and First Trust/Four Corners Senior Floating
Rate Income Fund II was held on September 21, 2009. At the Annual
Meeting, holders of Common and Preferred Shares of First Trust/Four
Corners Senior Floating Rate Income Fund voting together elected Trustee
Niel B. Nielsen for a three-year term. Holders of Preferred Shares elected Trustee Thomas R. Kadlec and Trustee Robert F. Keith each for one-year terms. The number of votes cast in favor of Niel B. Nielson was 4,079,979, the number of votes against was 361,970 and the number of abstentions was 482,467. The number of votes cast in favor of Thomas R.
Kadlec was 19, the number of votes against was 4 and the number of abstentions was 44. The number of votes cast in favor of Robert F. Keith was 19, the number of votes against was 4 and the number of abstentions was 44. James A. Bowen and Richard E. Erickson are the current and continuing Trustees.